SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’15 Earnings Results

I. Performance in Q4 2015 – IFRS Consolidated Financial Data

					(Unit: KRW B)
Item	Q4 15	Q3 15	Q4 14	QoQ	YoY
Quarterly Results
Revenues	7,496	7,158	8,342	4.7%	-10.1%
Operating Income	61	333	626	-81.8%	-90.3%
Income before Tax	31	273	488	-88.7%	-93.7%
Net Income	-14	199	389	n/a	n/a

II. IR Event of Q4 2015 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q4 15 Earnings Results of LG Display

4. Date & Time:	16:00 (KST) on January 27, 2016 in Korean

10:30 (KST) on January 28, 2016 in English

5. Venue & Method:	1) Earnings release conference in Korean:
- Auditorium, B1 floor, LG Twin Towers(East Tower)
128, Youngdungpo-gu, Seoul

2) Conference call in English:
- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Wes Han, Senior Manager, IR Team (82-2-3777-1447)
Gihwa Kim, Manager, IR Team (82-2-3777-2391)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q4 15 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 15 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Fourth Quarter 2015 Results

SEOUL, Korea (Jan. 27, 2016) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2015.

•	Revenue in the fourth quarter of 2015 increased by 5% to KRW 7,496 billion from KRW 7,158 billion in the third quarter of 2015 but decreased by 10% from KRW 8,342 billion in the fourth quarter of 2014.

•	Operating profit in the fourth quarter of 2015 recorded KRW 61 billion, a quarter-on-quarter decrease of 82% from an operating profit of KRW 333 billion in the third quarter of 2015, and a year-on-year decrease of 90% from the operating profit of KRW 626 billion in the fourth quarter of 2014.

•	EBITDA in the fourth quarter of 2015 was KRW 882 billion, compared with EBITDA of KRW 1,178 billion in the third quarter of 2015 and with EBITDA of KRW 1,532 billion in the fourth quarter of 2014.

•	Net loss in the fourth quarter of 2015 amounted to KRW 14 billion, compared with net income of KRW 198 billion in the third quarter of 2015, and with net income of KRW 389 billion in the fourth quarter of 2014.

LG Display announced its fifteenth straight quarterly operating profit at KRW 61 billion, and surpassed an annual operating profit of KRW 1,000 billion for three consecutive years based on its product differentiation and technology leadership amid falling panel prices due to global economic recession and the expanded supply by Chinese panel makers.

The company recorded annual revenue of KRW 28,384 billion, a year-on-year increase of 7% from KRW 26,456 billion in 2014, and annual operating profit of KRW 1,626 billion, a year-on-year increase of 20% from KRW 1,357 billion in 2014. EBITDA for 2015 was KRW 5,001 billion, and annual net income was KRW 1,023 billion, a year-on-year increase of 12% from KRW 917 billion.

Despite the significant panel price decline resulting from global economic recession and the expanded supply by Chinese panel makers, LG Display was able to continue its fifteenth straight quarterly operating profit through expansion of differentiated products such as Ultra HD TV panels, Advanced In-cell Touch (AIT) panels, and In-Plane Switching(IPS) panels.

The Board of Directors meeting decided on a dividend of KRW 500 per common share, in keeping with the previous year’s dividend. The decision is subject to the approval of the forthcoming Annual General Meeting of Shareholders in March.

LG Display will strengthen its market leadership by providing customers differentiated value with continuous investment for OLED market expansion and competitiveness enhancement.

TFT-LCD panels for TVs accounted for 34% of revenue in the fourth quarter of 2015, mobile device panels for 32%, tablet PCs and notebook PCs 19%, and monitors 15%.

With 78% in the liability-to-equity ratio, as of December 31, 2015, and decreased inventory asset to KRW 2,352 billion in the fourth quarter, compared with KRW 2,876 billion in the previous quarter, the financial structure of the company remains stable.

Mr. Don Kim, CFO of LG Display, said “Given the continuing economic uncertainty, we are not in a favorable situation to expect demand to recover in the first quarter of 2016. However, the company aims to sustain market credibility and create value focusing on differentiated technology competitiveness. We will continue preparing for the future of OLED and invest in differentiation including in new OLED facilities.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on January 27, 2016 at 4:00 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Tower, Yeouido, Seoul, Korea. An English language conference call will follow on January 28 at 10:30 a.m. Korea Standard Time. (8:30 p.m. EST, 1:30 a.m. GMT) The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109591#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs, and flexible displays. The company manufactures and provides TFT-LCD panels in a broad range of sizes and specifications for use in TVs, monitors, notebook PCs, and various other applications including mobile devices and tablets. LG Display also produces OLED light panels in a variety of shapes and sizes. LG Display currently operates fabrication facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has a total of 50,000 employees operating worldwide. Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
HeeYeon Kim, Head of Investor Relations
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Business Support Gr.	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1353
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 27, 2016	By:	/s/ Heeyeon Kim
(Signature)

Name:	Heeyeon Kim
Title:	Head of IR / Vice President